[redacted]

08025286

Rec'd 1/25/08

AB 2/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
[redacted]

8-27507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CHICAGO INVESTMENT GROUP[redacted]LLC.

Office Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 N. LASALLE ST., SUITE 850
(No. and Street)

CHICAGO	ILLINOIS	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Reilly 312-857-2050
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 EAST NORTHWEST HIGHWAY, SUITE 204	PALATINE	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
MIDWEST REGIONAL OFFICE

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

2/11

OATH OR AFFIRMATION

I, GEORGE E. REILLY, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC as of

DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Subscribed and sworn to before me this 26 day of Feb 07

OFFICIAL SEAL
RICHARD LYNCH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/04/09

Notary Public

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
MIDWEST REGIONAL OFFICE

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
MIDWEST REGIONAL OFFICE

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)
CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC
As of December 31, 2006
AVAILABLE FOR PUBLIC INSPECTION

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
E-Mail: allan@allanbrachmancpa.com

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

2006 FINANCIAL STATEMENTS

TABLE OF CONTENTS

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
E-Mail: allan@allanbrachmancpa.com

Member Illinois CPA Society

Member American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Chicago Investment Group of Illinois, LLC

I have audited the accompanying statement of financial condition of Chicago Investment Group of Illinois, LLC (an Illinois Corporation) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chicago Investment Group of Illinois, LLC as of December 31, 2006, and the statement of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Allan J. Brachman CPA

Allan J. Brachman, CPA

Palatine, IL 60067

February 23, 2007

Federal ID# 36-4023127

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

EXHIBIT A

ASSETS

Cash [Note IV(c) and VI]	$915,825	
Receivables and Deposits with Brokers	364,189	
Investments (Note III)	395,701	
Due from Employees and Agents	187,759	
Due from Affiliates	49,827	
Equipment and Leasehold Improvement (net of accumulated depreciation and amortization of $50,019) (Note II-B)	75,045	
Other Assets	23,011	
TOTAL ASSETS		$2,011,357

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to Legent Clearing Corporation	$409,131	
Commissions Payable	549,961	
Accounts Payable and Accrued Expenses	159,946	
TOTAL LIABILITIES		$1,119,038
MEMBER'S EQUITY (Exhibit D)		892,319
TOTAL LIABILITIES AND MEMBER'S EQUITY		$2,011,357

THE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT ARE AN INTEGRAL PART OF THIS STATEMENT AND SHOULD BE READ ACCORDINGLY.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

I. ORGANIZATION AND BUSINESS

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC (the "Company"), an Illinois limited liability company (formerly Chicago Investment Group, Inc. ("CIG"), an Illinois corporation), was organized on December 31, 2001. On February 15, 2002, CIG was merged with and into the Company. All of CIG's outstanding shares were converted into 100% of the membership interests of the Company. The Company continued all of CIG's operations as the surviving entity and acquired all of its assets and assumed all of its liabilities. The Company is a broker-dealer register with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. The Company conducts business primarily with retail customers and introduced that business on a fully disclosed basis to a clearing broker. The Company also invests in securities for its own account.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue Recognition
Commission income and related expenses are recorded on the accrual basis. Trading income (loss) is also recognized on the accrual basis (both realized and unrealized).

B. Depreciation
Depreciation of furniture and equipment is computed using an accelerated method for financial reporting, and straight-line and accelerated methods for income tax purposes.

C. Income Taxes
No provision has been made for federal income taxes for the year ended December 31, 2006 as the taxable income or loss of the Company, an LLC, is included in the income tax return of the sole member.

D. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E. Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

III. INVESTMENTS

Investments are being held for sale or appreciation. At 12/31/06:

COST	FAIR MARKET VALUE	UNREALIZED GAIN OR (LOSS)
$366,369	$395,701	$29,332

This amount is combined with realized gains and losses and shown as Net Trading Gains on the Statement of Operations.

IV. COMMITMENT-OFFICE LEASES

The company leases facilities in four locations as follows:

A. Chicago, Illinois – In 2006, a Company affiliate signed a new lease for the Company's existing premises.

TERM	MONTHLY RENT	OBLIGATION
7/1/06–8/31/07	Rent Abatement	
9/1/07–7/31/08	$ 7,392	$ 81,312
8/1/08–7/31/09	$ 7,700	$ 92,400
8/1/09–7/31/10	$ 8,008	$ 96,096
8/1/10–7/31/11	$ 8,316	$ 99,792
8/1/11–7/31/12	$ 8,624	$ 103,488
8/1/12–7/31/13	$ 8,932	$ 107,184
8/1/13–7/31/14	$ 9,240	$ 110,880
8/1/14–7/31/15	$ 9,548	$ 114,576
8/1/15–7/31/16	$ 9,856	$ 118,272
8/1/16–7/31/17	$10,164	$ 121,968
TOTAL OBLIGATION		$1,045,968

There is one five-year option to extend the lease term from July 1, 2017 to June 30, 2022. There are expense and tax adjustment provisions which are not listed.

B. Boca Raton, Florida – The Company signed a new lease.

TERM	MONTHLY RENT	OBLIGATION
1/1/06–6/30/06	$ 6,950	$ 41,705
7/1/06–6/30/07	$ 7,218	$ 86,606
7/1/07–2/28/08	$ 7,490	$ 55,918
TOTAL OBLIGATION		$ 184,229
EXPIRED OBLIGATION AT 12/31/06		($ 85,008)
REMAINING OBLIGATION		$ 99,221

These amounts include the tenant's share of operating expenses.

C. New York City, New York – The Company sub-leases the facilities with the following provisions:

TERM	MONTHLY RENT	OBLIGATION
Period Ending 5/31/05	$ 17,516	$ 135,940
6/1/05–5/31/06	$ 17,516	$ 210,192
6/1/06–5/31/07	$ 17,516	$ 210,192
6/1/07–5/31/08	$ 17,516	$ 210,192
6/1/08–5/31/09	$ 20,435	$ 245,220
6/1/09–5/31/10	$ 20,435	$ 245,220
6/1/10–5/31/11	$ 20,435	$ 245,220
TOTAL OBLIGATION		$ 1,502,176
EXPIRED OBLIGATION AT 12/31/06		(438,744)
REMAINING OBLIGATION		$ 1,063,432

In addition, there is an expense and real estate tax adjustment. The security deposit is secured by a $100,000 letter of credit.

D. Ft. Lauderdale, Florida – On June 30, 2006, the Company signed a five-year lease starting December 1, 2006 after a two-month abatement.

TERM	MONTHLY RENT	OBLIGATION
12/1/06–8/31/07	$ 9,754	$ 87,786
9/1/07–8/31/08	$ 10,416	$ 124,992
9/1/08-8/31/09	$ 11,143	$ 133,716
9/1/09-8/31/10	$ 11,985	$ 143,820
9/1/10-8/31/11	$ 12,843	$ 154,116
TOTAL OBLIGATION		$ 644,430
EXPIRED OBLIGATION AT 12/31/06		(9,754)
REMAINING OBLIGATION		$ 634,676

Estimated expenses have only been provided for calendar year 2007. The other years have been increased by 10% per year.

V. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2006 the Company had net capital and net capital requirements of $477,054 and $250,000, respectively.

VI. LITIGATION

The Company and its officers are parties to a continuing lawsuit which alleges breach of contract, theft of equipment and data, and theft of property as some of its claims. Defendant(s) have filed a counter-claim against the Company and its officers. Outside counsel feels insurance will cover any claims and feels the company will prevail. Cash in the amount of $11,149 is not available until the lawsuit has been settled.

VII. OTHER LITIGATION AND NASD MATTERS

At December 31, 2006, these matters were immaterial.

END